14041392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37613

RECEIVED AUG 2 8 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST WESTERN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Freeway, Suite 409
(No. and Street)

Fort Worth (City) Texas (State) 76182-0159 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randal Ferguson (817) 553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford, Baumeister & Frazier, LLP
(Name – *if individual, state last, first, middle name*)

512 Main Street, Suite 1500 (Address) Fort Worth (City) Texas (State) 76102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 8/29/14

DD 8/28/14

OATH OR AFFIRMATION

I, Randal Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROCHELLE M. KNIGHT
My Commission Expires
October 22, 2014

NOTARY PUBLIC STATE OF TEXAS

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (See Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Applicable)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Report of Independent Registered Public Accounting Firm on Exemption Report)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2014
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

SBF
SANFORD, BAUMEISTER
& FRAZIER, LLP
Certified Public Accountants and Consultants
Keeping you in the black, not in the dark

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2014 AND SUPPLEMENTAL REPORT ON EXEMPTION REPORT

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2014

SBF
SANFORD, BAUMEISTER & FRAZIER, LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Western Securities, Inc.
Fort Worth, Texas

We have audited the accompanying financial statements of First Western Securities, Inc., which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Western Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Securities, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of First Western Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Western Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanford, Baumeister & Frazier, LLP

SANFORD, BAUMEISTER & FRAZIER, LLP
Fort Worth, Texas
August 22, 2014

Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax
www.sbf-cpa.com

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Cash in bank	$	122,623		
Commissions receivable		311,582		
Clearing deposit		63,121		
Related party receivable		20,852		
Furniture and equipment, at cost, less accumulated depreciation of $21,762		807		
TOTAL ASSETS			$	518,985

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions and wages payable	$	78,500		
Commissions payable to independent agents		274,931		
Accrued accounts payable		30,517		
Federal income tax payable		2,930		
Deferred federal income tax		11		
Total Liabilities			$	386,889
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		66,478		
Retained earnings		56,721		
Total Stockholders' Equity				132,096
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	518,985

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2014

REVENUES				
Commissions	$	4,257,690		
Investment advisory fees		498,187		
Interest income		45,014		
Total Revenues			$	4,800,891
EXPENSES				
Employee compensation and benefits		1,224,207		
Independent agent commissions		3,113,318		
Clearing charges		97,441		
Occupancy		40,639		
Communication and data processing		58,699		
Other operating expenses		170,861		
Total Expenses				4,705,165
INCOME BEFORE FEDERAL INCOME TAX				95,726
FEDERAL INCOME TAX				23,013
NET INCOME			$	72,713

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - June 30, 2013	$ 8,897	$ 66,478	$ 27,676	$ 103,051
Stockholder distributions			(43,668)	(43,668)
Net income			72,713	72,713
BALANCE - June 30, 2014	$ 8,897	$ 66,478	$ 56,721	$ 132,096

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 30, 2014

BALANCE - June 30, 2013	$ -
Increases	-
Decreases	-
BALANCE - June 30, 2014	$ -

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 72,713	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	879	
Deferred taxes	230	
(Increase) decrease in operating assets:		
Commissions receivable	40,728	
Related party receivable	(20,852)	
Clearing deposits	9,947	
Federal income tax receivable	924	
Increase (decrease) in operating liabilities:		
Commissions and wages payable	6,570	
Accrued accounts payable	9,694	
Commissions payable to independent agents	(81,995)	
Federal income tax payable	2,930	
Net Cash Provided by Operating Activities		$ 41,768
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(43,668)	
Net Cash Used in Financing Activities		(43,668)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,900)
CASH AND CASH EQUIVALENTS - Beginning of Year		124,523
CASH AND CASH EQUIVALENTS - End of Year		$ 122,623

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Federal income tax paid	$ 18,929

The accompanying notes to financial statements
are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii); such that, it does not have any possession or control of customer funds or securities. The predominance of its customers lives in Texas and Oklahoma.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of American (U.S. GAAP). Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2014 consist of cash in bank.

During the year ended June 30, 2014, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. Management believes the risk of incurring material losses related to this credit risk is remote.

COMMISSIONS RECEIVABLE

Commission receivable is reported at the amount management expects to collect on balances outstanding at year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2014. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2014, the Company recognized no bad debt expense.

FURNITURE AND EQUIPMENT

All furniture and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the statement of income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged to income as incurred. Depreciation expense for the year ended June 30, 2014 amounted to $879.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes one brokerage house to execute all of its customers' stock and bond transactions. The brokerage house remits the Company's commission on these trades monthly. Therefore, a portion of the Company's commission receivable balance could be at risk at any point in time.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2014 was $11,700.

INCOME TAXES

The Company accounts for income taxes in accordance with U.S. GAAP which require the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for income tax reporting purposes.

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification No. 740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements. Federal and state tax returns for the years ended subsequent to June 30, 2010 are still subject to examination.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

The Company has determined that there have been no recently issued or adopted accounting standards that will have or had a material impact on its financial statements.

NOTE 3 – CLEARING DEPOSITS

As of June 30, 2014, the Company had a balance of $63,121 on deposit with First Clearing, LLC. The Company is required to maintain a clearing deposit balance with this clearing broker for the execution of investment trades.

NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There was no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $108,112 that was $58,112 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's ratio of aggregate indebtedness to net capital was 3.58 to 1.

NOTE 6 - FEDERAL INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income taxes are provided for differences between financial statement and income tax reporting. This primarily results from the use of the accelerated cost recovery system and the modified accelerated cost recovery system for tax depreciation.

The deferred federal income tax liability of $11 as of June 30, 2014 relates to accumulated tax depreciation being more than accumulated book depreciation by $32.

The federal income tax (receivable) payable at June 30, 2014 is calculated as follows:

Federal Income Tax (Receivable) Payable	
Income per financial statements	$ 95,726
Timing differences:	
Depreciation	(677)
Permanent differences:	
Meals and entertainment	6,218
Income for federal income tax purposes	101,267
Effective federal income tax rate	22.46%
Current federal income tax expense per tax return	22,744
Less: Federal income tax deposits/credits made for current period	(19,814)
Federal Income Tax (Receivable) Payable	$ 2,930

The components of federal income tax expense for the year ended June 30, 2014 are as follows:

Current	$ 22,744
Under payment penalty	39
Deferred	230
Federal Income Tax Expense	$ 23,013

The Company has a "brother/sister controlled group" relationship with First Western Leasing, Inc. since five or fewer persons own at least 80% of the voting stock of each company.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2014, the Company elected to make a $13,857 discretionary contribution and accrued an additional discretionary contribution of $5,000 at June 30, 2014. This resulted in contribution expense of $18,857 for the year ended June 30, 2014.

NOTE 8 - OPERATING LEASE

The Company was committed to leasing its present office location through September 30, 2013. It is now on a month-to-month basis. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2014 was $40,639.

NOTE 9 – SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2014.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 22, 2014, which is the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2014

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2014

NET CAPITAL		
Total stockholders' equity - book purposes	$	132,096
Deductions		(2,325)
Total Stockholders' Equity Qualified for Net Capital		129,771
Allowable credits or other deductions		-
Total Capital and Allowable Credits		129,771
Deductions and/or Charges		
Non-allowable assets:		
Related party receivable		20,852
Property and equipment - net of accumulated depreciation		807
Total Deductions and/or Charges		21,659
Net Capital Before Haircuts on Securities Positions		108,112
Haircuts on Securities		-
Net Capital	$	108,112
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	78,500
Commissions payable to independent agents		274,931
Accrued accounts payable		30,517
Federal income tax payable		2,930
Total Aggregate Indebtedness	$	386,878
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1500% (or $50,000, whichever is greater)	$	58,112
Ratio of aggregate indebtedness to net capital		3.58 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of FORM X-17A-5 as of June 30, 2014)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	105,377
Audit adjustment for federal income tax related items		2,735
Net Capital per Above	$	108,112

SCHEDULE II

FIRSTWESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2014

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended June 30, 2014.

SBF
SANFORD, BAUMEISTER
& FRAZIER, LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Western Securities, Inc.
Fort Worth, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Western Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) First Western Securities, Inc. stated that First Western Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception First Western Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Western Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanford, Baumeister & Frazier, LLP

SANFORD, BAUMEISTER & FRAZIER, LLP
Fort Worth, Texas

August 22, 2014

Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax
www.sbf-cpa.com

FIRST WESTERN
FIRST WESTERN SECURITIES, INC.
669 AIRPORT FRWY, STE 409
HURST, TX 76053
817-553-1492 DIR / 817-553-2695 FAX
800-327-1279 TOLL FREE

EXEMPTION REPORT

It is our best knowledge and belief that First Western Securities, Inc., a licensed broker/dealer, is exempt from the filing requirements of Rule 15c3-3 as identified in paragraph (k)(2)(ii). First Western Securities, Inc., as an introducing broker/dealer:

- Clears all transactions with and for customers on a fully disclosed basis with an appropriate clearing broker/dealer,
- Promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

First Western Securities, Inc. believes it has met the identified exemption provision throughout the year ended June 30, 2014 and to the date of this report, without exception.

Randal Ferguson
President
First Western Securities, Inc.

August 22, 2014

SB&F
SANFORD, BAUMEISTER & FRAZIER, LLP
Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2014, which were agreed to by First Western Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Western Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. First Western Securities, Inc.'s management is responsible for First Western Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting a $9 difference on Line 2.B. resulting from a transposition error;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7and in the related schedules and working papers and in related Form X-17A-5 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting that there was an overpayment of $9 due to a transposition error mentioned above.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister + Frazier, LLP

SANFORD, BAUMEISTER & FRAZIER, LLP
Fort Worth, Texas
August 22, 2014

Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax
www.sbf-cpa.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037613 FINRA JUN
FIRST WESTERN SECURITIES INC
669 AIRPORT FWY STE 409
HURST TX 76053-3964

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CRAIG KILPATRICK
817-553-1492

2. A. General Assessment (item 2e from page 2) $ 1245.81

B. Less payment made with SIPC-6 filed (**exclude interest**) (645.55)

1/29/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 600.26

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ɸ

F. Total assessment balance and interest due (or overpayment carried forward) $ 600.26

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 600.26

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Securities, Inc
(Name of Corporation, Partnership or other organization)

Craig Kilpatrick
(Authorized Signature)

Dated the 14 day of August, 2014.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2013 and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,800,891
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,800,891
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,187,159
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	97,403
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 18,005	
Enter the greater of line (i) or (ii)	18,005
Total deductions	4,302,567
2d. SIPC Net Operating Revenues	$ 498,324
2e. General Assessment @ .0025	$ 1245.81 (to page 1, line 2.A.)

FIRST WESTERN
FIRST WESTERN SECURITIES, INC.
669 AIRPORT FRWY, STE 409
HURST, TX 76053
817-553-1492 DIR / 817-553-2695 FAX
800-327-1279 TOLL FREE

August 27, 2014

Securities Exchange Commission
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Dear Sir/Madam:

Please find enclosed our Annual Audited Report for the fiscal year ending 6/30/2014.

At the request of the auditor – Sanford Baumeister and Frazer, LLP, please return a receipt of filing document to us at the address listed above.

Thank you,
First Western Securities, Inc.